EXHIBIT 99.4

Consent of PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form F-3 (File No. 333-7450), Form F-10 (File No. 333-14242), Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234) and Form S-8 (File No. 333-118648) of Suncor Energy Inc., of our report dated March 1, 2006 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.

“PRICEWATERHOUSECOOPERS LLP”

Chartered Accountants

Calgary, Alberta

March 10, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.